Exhibit 28(h)(2)

SELECTED INTERNATIONAL FUND

AGREEMENT

TO WAIVE FEES AND REIMBURSE EXPENSES

THIS AGREEMENT is made this 1     day of August, 2013, between Selected International Fund, Inc, a Maryland corporation (“SIF”) and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado (“DSA”).

RECITALS:

WHEREAS, SIF is a registered open-end management investment company;

WHEREAS, SIF offers two Classes of shares (S and D); and

WHEREAS, DSA serves as the investment adviser for SIF; and

WHEREAS, both SIF and DSA agree it is important that the actual expenses of SIF Class S shares not exceed 1.30% of net assets on an annual basis;.

NOW, THEREFORE, the parties hereby agree as follows:

1.

Expense Caps. DSA agrees to waive fees and reimburse the expenses of Class S of shares of SIF to the extent it is necessary to ensure that the actual expense incurred by Class S shares, after recognizing the benefits of custody or other credits. fee waivers and expense reimbursements, not exceed 1.30% of net assets.

2.

Duration of Agreement This Agreement shall be effective for an initial period beginning on August 1, 2013 above stated and ending on May 1, 2014. This Agreement shall automatically renew for additional one year periods if not terminated, in writing, by either party before May 1st of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

Selected International Fund, Inc.

By:
Doug Haines
Vice President

Davis Selected Advisers, L.P.
By Davis Investments, LLC (General Partner)

By:
Thomas Tays
Vice President